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                                    Filed by Chronimed Inc. pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                 Subject Company: Chronimed Inc.
                                                 Commission File Number: 0-19952

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to the Current Report on Form 8-K, filed by Chronimed on August 9, 2004 and is incorporated by reference into this filing.

FORWARD LOOKING STATEMENTS

This communication may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the SEC.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the merger of MIM and Chronimed. In connection with the planned merger, a registration statement on Form S-4 was filed with the SEC on September 17, 2004. STOCKHOLDERS OF MIM AND CHRONIMED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The definitive joint proxy statement/prospectus will be mailed to stockholders of MIM and of Chronimed. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE DOCUMENTS FILED WITH THE SEC FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV, FROM MIM INVESTOR RELATIONS AT 100 CLEARBROOK ROAD, ELMSFORD, NY 10523, OR FROM CHRONIMED INVESTOR RELATIONS AT 10900 RED CIRCLE DRIVE, MINNETONKA, MN 55343.

PARTICIPANTS IN SOLICITATION

MIM, Chronimed and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of merger. Information concerning MIM's participants is set forth in the proxy statement, dated April 23, 2004, for MIM's 2004 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning Chronimed's participants is set forth in the proxy statement, dated October 7, 2003, for Chronimed's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of MIM and Chronimed in the solicitation of proxies in respect of the merger is included in the registration statement and preliminary joint proxy statement/prospectus filed with the SEC and will be included in the definitive joint proxy statement/prospectus to be filed with the SEC.

                                    ********

CHRONIMED AND MIM OCTOBER 1, 2004 CONFERENCE CALL AND WEBCAST TO DISCUSS MERGER


RICH FRIEDMAN

Hello, I'm Rich Friedman, Chairman of the Board and CEO of MIM Corporation and Chairman of the Board of what will become BioScrip Corporation by the end of this year.

With me is Hank Blissenbach, CEO of Chronimed who will lead BioScrip as its Chief Executive Officer.

We welcome you to this joint company-wide web cast. Our purpose for getting together is to share the strategic plan for BioScrip and to introduce the new leadership team to the employees of MIM and Chronimed.

These will be the senior managers who will work with Hank to pursue the growth opportunities this merger represents, as BioScrip takes its place -- as one of the largest Specialty Pharmacy companies in the United States - one that I believe has the greatest potential.

We want to put this merger in the larger context of what it means for us as a company -- one that will be propelled into a competitive landscape with combined resources that will help us take a leadership position in our industry.

As your Chairman, my primary responsibility will be to strengthen our position as a corporation. I will focus on pursuing growth opportunities that increase our value to our shareholders, such as strategic initiatives, developing new business opportunities and strategic acquisitions.
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I believe that one of the keys to increasing shareholder value is developing a strategy and successfully executing that strategy. We must ensure that the business decisions we make keep us customer-focused. We will be more competitive and we will improve our profitability -- so we can continue to invest in resources that differentiate us from our competitors and exceed industry standards of customer service and patient care. Hank?

HANK BLISSENBACH

Thanks Rich. As all of you know, we are extremely excited about the opportunities this merger represents to our customers, our employees and our shareholders.

As the Chief Executive Officer of BioScrip, the board of directors and our shareholders will charge me with two primary responsibilities. First, to lead the team that will ensure that our new BioScrip company achieves the highest possible standards of efficiency and effectiveness across all its operations as we consolidate these two entities.

And second, is to lead the company in delivering up to, and beyond its growth potential. We will need to deliver on our promises to our customers, employees and our shareholders and the team we'll name today is going to be responsible for getting it all done.

On paper, it's easy to see why this move makes sense. But what really matters is: can we execute? Can we seize the opportunities that are available to a billion dollar company? Can we produce the innovative breakthroughs that improve the way we do business, providing best-in-class status, and move us ahead of the competition?

As both Rich and I have conveyed in communications with you over the past couple of months, we are well aware of the challenges this merger creates and of the impact our decisions will have on all of us. We will continue to communicate with you regularly so you will know as quickly as possible what's going on and how it will affect you. We thank you for your patience and your professionalism. Rich?

RICH FRIEDMAN

We want everyone to understand the reasons for the merger and for the selection of our management team.

The decisions we made were based first on what we believe is best for our customers, employees and shareholders. The senior management team was chosen based on the role we believe is required to lead a new billion dollar organization; one that will have to navigate its way through a complex healthcare system that is highly competitive and forever changing.



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It is therefore important for all of us to know our strategic plan, why the direction we've chosen holds so much promise and what we'll need to focus on in order to seize the opportunities that are now within our reach.

So let's take a look at the business we are in and the business we are creating with BioScrip.

Specialty Pharmacy is a dynamic and growing business.

Both companies, MIM and Chronimed, have helped improve the longevity and quality of life for those individuals who have complex medical conditions. As BioScrip, we are going to operate on a much larger scale and will do so at a level of expertise and efficiency that will put us on the path to industry leadership.

Right now, at the FDA, there are more biotech products than ever before. The specialty pharmacy business, which is directly impacted by these products, is currently estimated to be $20 billion a year and is expected to double over the next few years.

The specialty pharmacy business is evolving rapidly into a volume driven business, much like the PBM and generic drug industries.

To successfully compete - not only today, but also in the future, we must increase our sales volume, have the best customer service and have the lowest possible cost structure. That combination is a must.

Our key is to expand our product offering on a local basis, build relationships, improve service, operate at and offer lower costs -- all at the same time. Doing so will give us the national footprint to win.

So why merge?

As BioScrip, we will have the kind of operational profile that puts us above and beyond the capabilities either company had on its own. With strong retail operations, backed by a superior mail operation, we will strengthen relationships at the local and national level and expand the business by pushing up from the community.

The challenge now is to move fast and to move decisively because we have a window of opportunity that will undoubtedly be copied quickly.

Key industry players recognize that the BioScrip model, offering both mail and retail, represents the next generation of specialty pharmacy. They also know it will provide us with a major competitive advantage in the marketplace.

It was clear to us that the most prudent way to increase long-term shareholder value for both our companies - and to provide our employees with long-term growth opportunities, was to get significantly larger -- fast. So the merger was a great solution.


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But bigger is not necessarily better and let's not think for a minute that size alone will make us successful. However, it does provide the opportunity and a presence - a platform for handling larger contracts and expanding our reach within local markets with product and services supporting more disease states.

The success of BioScrip rests in our ability to do things smarter, better and more cost effectively. Hank's mantra right now is bigger, better, faster. We'll get there by applying the best practices of our two companies so we can exceed the performance standards of service and profitability in our industry.

Let me take a minute to share some perspective from the MIM side - perspective that helped us realize what a terrific partner Chronimed would make and why merging would be the right path to growth for both our companies.

Last January, MIM acquired Fair, a community-based specialty pharmacy in The Bronx. Among the many things we learned about successful local retailing was that Specialty Pharmacy relationships are built on a local level.

These relationships - with physicians, clinics, hospitals, Managed Care Organizations and the patients - created a powerful community base and gave us a competitive advantage. We saw that the manufacturers were very excited about local presence and the ability to get product delivered on an expedited basis.

We also realized that in addition to having a retail model, a local specialty distribution model could be built out of the "back" of the store with additional products including oncology, MS, hepatitis and others.

Therefore, we decided that we wanted to have strategic, community based pharmacies where we could use our expertise in other therapies to distribute on a local community-based business model, complementing our national platform in Columbus, Ohio.

So, seeing that the industry was consolidating and believing in community-based pharmacies with a strong local distribution platform, Chronimed was our natural choice.

Let me ask Hank to share the Chronimed perspective.  Hank?

HANK BLISSENBACH

The Chronimed analysis of the market basically told us that we'd need to change to survive. We had the mail and local retail structure. We were growing our sales. But profitability was getting tougher.

We found that price is the criteria for winning contracts. The person taking the specialty pharmacy medication was always our key customer or patient, but not the payer. This told us that excellent patient service, while important to the patients, is not a benefit that the

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payer will pay extra for. But, there is the expectation that service will not be compromised. Lowest cost has therefore become the single most important demand of the payer community.

And we found that the competitor profile has changed. We found ourselves up against a larger, more aggressive discounter who wins the business on lowest price, not quality of service.

The MIM opportunity presented itself at just the right time. We discussed ways to do a deal and we both concluded that the best opportunity was to merge the two companies.

We saw that a Chronimed-MIM merger would allow us to grow quickly, responsibly, and achieve the operational leverage we needed to make a new model work in the market place.

It will be challenging because we are geographically spread out and while at the same time, having over lapping functions and capabilities. We will bring these two companies together and come out with something better.

And that brings us to the business at hand. For the past several weeks, we've been assessing what the leadership of this new company will have to accomplish.

Their tasks will not only be to keep the existing business operating successfully, but also to help integrate the two organizations in order to meet our commitments to our shareholders.

Those commitments are basically to integrate and streamline our operating costs and to structure BioScrip to hit the ground running in January, so that we can immediately begin to expand our product offering, win new contracts and significantly grow BioScrip revenue and profitability.

So as the CEO, what will I be asking these folks to accomplish?

First, we'll need to configure complementary operations and support capabilities of the two companies to bring in more business without additional operating costs.

Second, we'll need to create a unified brand presence for BioScrip products, services and retail operations.

Third, we're going to build on our already market leading status in certain disease states. We are number one or number two in distribution of medications to individuals who are HIV positive. We are a leader on the East Coast, with our IVIG and oncology products. Together, we will offer much more than either company could have independently.

Fourth, we'll be strengthening our position in the Specialty sector. BioScrip will now be the platform for:


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* Increased sales presence in the payer community.

* Increased sales calls to physicians and hospitals

* Increased clout with manufacturers.

* Access point for clinical management

* Leveraged distribution capabilities.

So, now to the major topic of the day -- the BioScrip organization and senior management. We will function with two primary business units - Specialty and PBM. Within Specialty, we will have community-based pharmacies and mail.

We need strong leaders in these business units. This includes sales, customer service and operations.

We need strong support of these business units from finance, IS, business development, legal, and human resources.

The business units' leadership will include four senior managers:

TONY ZAPPA:

* Has been with Chronimed for almost three years.

* Currently Executive Vice President Operations for Chronimed.

* Experience in both mail and retail, he is very well suited for a major role in our distribution business.

* As a pharmacist, Tony will command the respect of both his peers and customers.

MIKE SICILIAN:

* Has been with MIM for three years.

* Currently Executive Vice President Sales

* Extensive background in home care, and specialty pharmaceuticals.

* Known as a hands-on leader.

* Will run the sales organization for BioScrip



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RUSS CORVESE:

* Currently Vice President Operations

* Experienced operations manager including PBM operations

* Russ has been with MIM since 1994 having started in IS

* Russ will continue to be responsible for the Columbus operation.

For the PBM business, we will name that leadership in the future.

The support leadership includes seven senior managers:

JIM LUSK will be the Chief Financial Officer.

* He has been with MIM Corporation for two years.

* Has worked with large companies such as Lucent Technologies and AT &T.

* Is currently Executive Vice President and Chief Financial Officer of MIM.

* Experience in managing both business and financial components of large and medium sized corporations with broad domestic and international operations.

BRIAN REAGAN will head Business Development

* Has been associated with Chronimed, first as a consultant, now as an employee for almost three years.

* Currently is Vice President Business Development at Chronimed; responsible for payer sales and contracting, plus Pharma Relations and Contracts.

*Experience on the mail service side of Chronimed's business; has run the marketing department.

*He will be in charge of finding and developing business opportunities with M&A potentials.

BARRY POSNER...

* Has been with MIM for over eight years

* An experienced executive, he has the ability to perform as both a businessman and a lawyer.


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* He will run the legal department for BioScrip as its general counsel and corporate secretary.

KRISTIN JOHNSON...

* Has been with Chronimed just under a year.

* Hired from marketing at United HealthGroup.

* Currently is Vice President Marketing for Chronimed.

* Has worked in marketing most of her professional life, including General Mills and Land O' Lakes.

* She will run marketing for BioScrip.

COLLEEN HABERMAN...

* Has been with Chronimed a short six months, but significant impact already felt.

* Is functioning as Vice President Human Resources.

* Was previously V.P. Human Resources at Express Scripts.

* Her many years of experience in HR includes several mergers, making her a valuable asset as we merge MIM and Chronimed.

* She will run the human resources department for BioScrip.


Let me address IS. Information Systems must become a competitive advantage for BioScrip. We must be smarter and operate more efficiently than anyone else.

Both Tom Staloch and Alden Pettengill will concentrate on our system integration activities, evaluating hardware, software, and systems functionality needs for the new company.

TOM STALOCH:

* Has been with Chronimed for four years, the last three as its Chief Information Officer.

* Has significant experience with the Tech Rx system, as well as the StatScript retail system.




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ALDEN PETTENGILL

* 20 years in the health care information systems

* 12 years with BCBS of Rhode Island in IS

* Eight years with MIM, last two as CIO

Tom and Alden will each continue to run their respective departments, with functional responsibilities and titles likely to be CIO and CTO. I expect their responsibilities will be complementary, but different post-merger.

All of these named managers will report to me.

Let me talk about three other individuals that will have responsibility changes we know will be of interest to you.

Greg Keane, Chronimed's current CFO, will continue with BioScrip and will have significant financial responsibility in Minnesota.

Julie Palmer,
MIM's current Vice-President and Controller will continue with BioScrip in a significant financial role in Rhode Island.

Ken Guenthner
Will remain as Chronimed's General Counsel up to closing. He will continue to help us with the transition and we are exploring opportunities with him related to a post-closing role with BioScrip.

Please join me in congratulating the new senior management team for BioScrip.


These business unit leaders and the corporate team will be making recommendations on operational alignment and the teams they'll need to build our business profitably. That includes decisions about where ultimately to base operations, IS and finance.

We want to reiterate the importance of managing our operations effectively and as efficiently as possible during the transitions. Your support and professionalism are essential as we evaluate the best configuration of people and systems resources needed to support a company twice its present size.

Our commitment to you is that no jobs will be eliminated as a result of the merger prior to January 1st, 2005. We will be working with your leadership team and your immediate supervisors in putting together a plan for every MIM and Chronimed employee as quickly as possible.

I am looking forward to working with this team and with all of you under the BioScrip brand. As your management team, we are committed to improving our performance,

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strengthening our business and providing new growth opportunities for our employees and stockholders.

As always, we welcome your questions. Walking the halls of an organization that now spans most of the country can be something of a time-challenge for Rich and me, but we will continue to try to meet with as many of you as possible and to keep the channels of communication open and flowing both ways. Your input and perspective are important to us and we are the better for hearing from you as often as we can.

RICH FRIEDMAN

Thanks, Hank. Both of us want to acknowledge the integration team being led by Al Carfora and Brian Reagan. They have been doing an outstanding job and they will continue to oversee our integration - which as Hank mentioned, is critical for our success.

We have a strong team. We have a clear vision of what we need to accomplish to be successful. We have the right products, services and retail operations. We have the expertise and the size to compete at a level that will mean growth opportunities short term and long term.

And importantly, we have a company, BioScrip -- that brings all of these critical elements together as a unique and unified brand, making us a compelling partner for our customers, providing a standard of care and service that will set the bar of excellence in Specialty Pharmacy.

We appreciate the efforts each of you are making to help us maintain our current business and we will continue to keep you informed of the progress on our merger and integration. Thanks to all of you.



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